SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                             AMENDMENT NO. 7 TO
                                SCHEDULE 13D
                               (RULE 13D-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                           OMEGA WORLDWIDE, INC.
                              (NAME OF ISSUER)


                   COMMON STOCK, PAR VALUE $.10 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)


                                 68210B108
                               (CUSIP NUMBER)


                              Todd P. Robinson
                          2307 Princess Ann Street
                      Greensboro, North Carolina 27408
                         Telephone: (336) 286-2087
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              With copies to:

                          Barney Stewart III, Esq.
                          Moore & Van Allen PLLC
                      100 North Tryon Street, Suite 47
                    Charlotte, North Carolina 28202-4003

                               October 3, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

CUSIP NO. 68210B108             13D                 PAGE 2 OF 3 PAGES



 -----------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON

     TODD P. ROBINSON
 -----------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]
 -----------------------------------------------------------------------------
 3   SEC USE ONLY
 -----------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     PF
 -----------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                            [ ]
 -----------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
 -----------------------------------------------------------------------------
      NUMBER OF
       SHARES                  7    SOLE VOTING POWER        -1,226,457-
    BENEFICIALLY
      OWNED BY                 -----------------------------------------------
        EACH                   8    SHARED VOTING POWER      - 0 -
     REPORTING
    PERSON WITH                -----------------------------------------------
                               9    SOLE DISPOSITIVE POWER   -1,226,457-

                               -----------------------------------------------
                               10   SHARED DISPOSITIVE POWER - 0 -
 -----------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,226,457
 -----------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     NOT APPLICABLE
 -----------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.99%
 -----------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     IN


            This Amendment No. 7 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission. The class of equity securities to which the Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc. (the "Issuer").

  Item 4. Purpose of Transaction

       Item 4 of the Statement is hereby amended by deleting the last paragraph thereof and adding the following:

       On October 3, 2000, Mr. Robinson resubmitted his offer in connection with the Possible Acquisition at a proposed cash purchase price of $3.10 per share. Mr. Robinson also requested an extension of the waiver to the Rights Agreement between the Issuer and First Chicago Trust Company dated April 1, 1998, which was granted to Mr. Robinson on August 14, 2000 and expired on September 14, 2000.

CUSIP NO. 68210B108             13D                 PAGE 3 OF 3 PAGES




         Mr. Robinson notified the Issuer of his intent to invite a limited group of existing stockholders of the Issuer to participate with him in the Possible Acquisition who, together with Mr. Robinson, own more than 50% of the Issuer's outstanding common stock. Mr. Robinson asked the Issuer to extend the waiver of the Rights Agreement to November 30, 2000 to permit him to discuss the Possible Acquisition with these stockholders and solicit their participation in the Possible Acquisition. Mr. Robinson also notified the Issuer of his desire to share his evaluation of the Issuer with these stockholders subject to each such stockholder entering into a confidentiality agreement with terms substantially identical to those contained in the confidentiality agreement between Mr. Robinson and the Issuer dated April 19, 2000.

            Except as set forth above, Mr. Robinson has no other plans or proposals relating to the information required to be disclosed in subparagraphs
 (a) through (j) of Item 4.

                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  October 6, 2000


                                By: /s/ Todd P. Robinson
                                    ------------------------------
                                    Todd P. Robinson